SECURITIES



N

PROCESSED
APR 07 2005
THOMSON FINANCIAL

05040967

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8 - 46437 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

ENGEL & PARTNERS INC.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |



ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 ALBANY STREET, SUITE 5J
(No. And Street)

| NEW YORK | NY | 10280-1406 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JUDITH A. ENGEL (212) 945-0152
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name)*

| 60 EAST 42$^{ND}$ STREET | NEW YORK | NY | 10165 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

## OATH OR AFFIRMATION

I, JUDITH A. ENGEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ENGEL & PARTNERS INC., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF NEW YORK
CITY OF ~~NEW YORK~~

SUBSCRIBED AND SWORN
BEFORE ME ON 29th DAY OF MARCH, 2005

Judith A Engel 3/29/05
Signature

President
Title

John Karras
Notary Public

JOHN KARRAS
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN NEW YORK COUNTY
LIC. # 01KA3081310
COMMISSION EXPIRES OCT. 7, 2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

John Fulvio, CPA
Susan E. Van Velson, CPA
Christian Tiriolo, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

# INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Engel & Partners Inc.

We have audited the accompanying statement of financial condition of Engel & Partners Inc. (the "Company") as of December 31, 2004, and the related statements of income, changes in stockholder's equity and cash flows for the year ended then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Engel & Partners Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Fulvio & Associates LLP

New York, New York
March 28, 2005

ENGEL & PARTNERS INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

## ASSETS

| | |
|---|---|
| Cash | $ 20,323 |
| Fixed Assets (net of accumulated depreciation of $11,516) | 199 |
| Prepaid Expenses | 292 |
| TOTAL ASSETS | $ 20,814 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Accounts Payable | $ 6,200 |
| Total Liabilities | 6,200 |
| Stockholder's Equity: | |
| Common stock, $1 par value: authorized 1000 shares; issued and outstanding 100 shares | 100 |
| Additional paid in capital | 57,189 |
| Accumulated deficit | (42,675) |
| Total Stockholder's Equity | 14,614 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ 20,814 |

The accompanying notes are an integral part of these financial statements.

ENGEL & PARTNERS INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

| | |
|---|---|
| Revenues: | |
| Advisory Fees | $ 120,741 |
| TOTAL REVENUE | 120,741 |
| Expenses: | |
| Professional Fees | 34,881 |
| Depreciation | 400 |
| Regulatory Fees | 1,897 |
| Office Expense | 12,593 |
| Other Expenses | 8,184 |
| Total Expenses before provision for income taxes | 57,955 |
| Net income before provision for income taxes | 62,786 |
| Provision for income taxes | 1,598 |
| NET INCOME | $ 61,188 |

The accompanying notes are an integral part of these financial statements.

ENGEL & PARTNERS INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

| | Common Stock | | Additional Paid-in | Accumulated | |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Deficit | Total |
| Balance, December 31, 2003 | 100 | $ 100 | $ 54,389 | $ (28,763) | $ 25,726 |
| Contributions | | | 2,800 | | 2,800 |
| Distributions | | | | (75,100) | (75,100) |
| Net Income | | | | 61,188 | 61,188 |
| Balance, December 31, 2004 | 100 | $ 100 | $ 57,189 | $ (42,675) | $ 14,614 |

The accompanying notes are an integral part of these financial statements.

ENGEL & PARTNERS INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

| | | |
|---|---|---|
| Cash Flows from Operating Activities: | | |
| Net Income | | $ 61,188 |
| Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities: | | |
| Depreciation | $ 400 | |
| Decrease in Accounts Receivable | 5,000 | |
| Increase in Prepaid Expenses | (292) | |
| Increase in Accounts Payable | 6,158 | |
| Total Adjustments | | 11,266 |
| Net Cash Provided by Operating Activities | | 72,454 |
| Cash Flows from Financing Activities: | | |
| Capital Contributions | | 2,800 |
| Distributions | | (75,100) |
| Net Cash used in Financing Activities | | (72,300) |
| Net Increase in Cash | | 154 |
| Cash at December 31, 2003 | | 20,169 |
| Cash at December 31, 2004 | | $ 20,323 |

The accompanying notes are an integral part of these financial statements.

## NOTE 1. ORGANIZATION AND OPERATIONS

Engel & Partners Inc. (the "Company") is a New York corporation, incorporated on April 19, 1993. The Company is a registered broker-dealer that packages, sells, refinances and restructures government-related mortgages and projects, participates in bond and tax credit finance, provides services to state and local agencies and not-for-profit sponsors and performs planning, development, and financial consulting. The Company's broker-dealer operations are limited to those described by SEC Rule 15c3-1, paragraphs (a) (2) (ii), (iii) and (iv). The Company does not handle customer funds or securities.

### Revenue Recognition

The Company recognizes revenues when earned and expenses when incurred.

### Fixed Assets

Fixed assets are carried at cost. Depreciation is calculated using the straight-line method over their estimated useful lives.

### Income Taxes

The Company has elected to be taxed as an S corporation for federal and state purposes, allocating its income and loss to the stockholder. No provision for federal and state operations taxes has been made since the Company is not a taxable entity. However, the Company is subject to the New York State franchise tax and New York City General Corporation tax. A provision for these taxes is reflected in the financial statements.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

## NOTE 2. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004 the Company had net capital as defined, of $14,123 which was $9,123 in excess of its required net capital of $5,000.

# SUPPLEMENTAL INFORMATION

# ENGEL & PARTNERS INC.
## COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
## AS OF DECEMBER 31, 2004

| | |
|---|---|
| CREDITS | |
| Total Stockholder's Equity | $ 14,614 |
| DEBITS | |
| Total Non-Allowable Assets and Other Deductions | (491) |
| Net Capital | $ 14,123 |
| Aggregate Indebtedness: | |
| Accrued Expenses | $ 6,200 |
| Total Aggregate Indebtedness | 6,200 |
| Computation of Minimum Net Capital Requirement: | |
| Minimum Net Capital (The greater of 5,000 or 6.67% of aggregate indebtedness) | (5,000) |
| Excess Net Capital | $ 9,123 |
| Ratio of Aggregate Indebtedness to Net Capital | .44 to 1 |

No material differences existed between the above computation and the computation included in the Company's corresponding unaudited Form X-17-5 Part II Filing.

ENGEL & PARTNERS INC.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2004

The Company does not effect transactions for anyone defined as a customer as defined under Rule 15C3-3. Accordingly, there are no items to report under the requirements of this Rule.

# SUPPLEMENTARY REPORT
# OF INDEPENDENT AUDITORS

FULVIO & ASSOCIATES, L.L.P.
Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

# INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Stockholder of
Engel & Partners Inc.:

In planning and performing our audit of the financial statements of Engel & Partners Inc. for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons.
- Recordation of differences required by rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure for the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matter involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practice and procedures were adequate at December 31, 2004, to meet the SEC objectives.

This report recognizes that it is not practical in an organization the size of Engel & Partners Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Juliet Associates LLP

New York, New York
March 28, 2005